SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ANNOUNCES €850M EURO BOND ISSUE AT 1.125% FIXED FOR 8 YEARS

Ryanair today (3 March) announced that it has issued an 8 year, €850m Euro Bond at a fixed coupon of 1.125%. This follows Ryanair's very successful debut issuance in June 2014 and secures further low cost financing for our 380 new Boeing 737 aircraft orders, deliveries of which started in September 2014.

Ryanair is the world's most highly rated airline, with a BBB+ rating from both Standard & Poor's and Fitch Ratings. These ratings reflect the strength of Ryanair's business model which has a long established track record of profitability, cash generation, and a very strong balance sheet with low levels of debt.

The bond will be listed on the Irish Stock Exchange which offers access to investors both in Europe and the rest of the world. The joint book runners were BNP Paribas, Citigroup, and Credit Agricole.

Ryanair's Chief Financial Officer, Neil Sorahan, said:

"We are pleased to have accessed the low cost Euro Bond markets again. Our €850m, 8 year, transaction was very keenly priced at a fixed coupon of 1.125%. The bond was more than 3 times oversubscribed, reflecting the strong demand from bond investors for Ryanair.

This low cost finance, coupled with our attractively priced Boeing orders for 380 new Boeing 737 aircraft, will enable us to further reduce our aircraft ownership costs while continuing to offer the lowest fares and improving travel experience under our "always getting better" programme to our customers as we grow traffic from 90m customers p.a. this year to 160m p.a. by 2024."

ENDS

For further information
please contact:
  Robin Kiely                          Piaras Kelly
  Ryanair Ltd                          Edelman Ireland
 Tel: +353-1-9451212             Tel: +353-1-6789 333
  press@ryanair.com            ryanair@edelman.com

Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 03 March 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary